APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bubble Wrapp
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ 132,007.00
Other Revenue	-
TOTAL REVENUES	**132,007.00**
COST OF GOODS SOLD	
Cost of Sales	86,409.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	86,409.00
GROSS PROFIT (LOSS)	45,598.00
OPERATING EXPENSES	
Advertising and Promotion	4,324.00
Car & Truck Expenses	361.00
Business Licenses and Permits	1,088.00
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	3,825.00
Meals and Entertainment	500.00
Miscellaneous Expense	-
Office Expenses	1,770.00
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	1,344.00
Supplies	2,090.00
Payroll Taxes and Benefits	-
Travel	-
Utilities	1,130.00
Other Expenses	8,220.00
TOTAL OPERATING EXPENSES	24,652.00

OPERATING PROFIT (LOSS)   20,946.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 20,946.00

Bubble Wrapp
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 3,289.51
Petty Cash	-
Accounts Receivables	-
Inventory	16034.58
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	19,324.09
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	800.00
Computer Equipment	1,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	1,800.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 21,124.09
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 12,300.00
Business Credit Cards	-
Sales Tax Payable	700.00
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		13,000.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		8,124.09
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		8,124.09
TOTAL LIABILITIES & EQUITY	$	**21,124.09**
Balance Sheet Check		-

*First year in operations, accounting practices + procedures just getting established

Bubble Wrapp
Statement of Cash Flow - unaudited
For the period ended 12/31/2021

	Prior Period 02/20/2021 to 12/31/2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	116,003
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	(81,583)
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	(6,262)
Total Adjustments	(87,845)
Net Cash Flows From Operating Activities	28,158
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(5,205)
Net Cash Flows From Investing Activities	(5,205)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	22,953
CASH - BEGINNING	10,000
CASH - ENDING	32,953

Bubble Wrapp
Income Statement - unaudited
For the periods ended 2022

	Current Period
	31-Dec-22
REVENUES	
Sales	131,325.38
Other Revenue	-
TOTAL REVENUES	**131,000.00**
COST OF GOODS SOLD	
Cost of Sales	87,000.00
Supplies	
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	87,000.00
GROSS PROFIT (LOSS)	44,000.00
OPERATING EXPENSES	
Advertising and Promotion	2,026.00
Bank Service Charges	3519
Business Licenses and Permits	-
Computer and Internet	1,800.00
Depreciation	420.00
Dues and Subscriptions	1,083.00
Insurance	1,441.00
Meals and Entertainment	860.00
Miscellaneous Expense	568.00
Office Supplies	4,129.00
Payroll Processing	-
Professional Services - Legal, Accounting	1,092.00
Occupancy	-
Rental Payments	7,151.36
Salaries	-
Payroll Taxes and Benefits	-
Travel	1,079.00
Utilities	1,256.00
Website Development	768.00
TOTAL OPERATING EXPENSES	27,192.36

OPERATING PROFIT (LOSS)   16,807.64

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 16,807.64

Bubble Wrapp
Balance Sheet - unaudited
For the period ended 12/31/2022

	Current Period
	31-Dec-22
ASSETS	
Current Assets:	
Cash	$ 397.09
Petty Cash	600.00
Accounts Receivables	3,757.90
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	4,754.99
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	5,000.00
Computer Equipment	800.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	5,800.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 10,554.99
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	4,999.91
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		4,999.91
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		5,555.08
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		5,555.08
TOTAL LIABILITIES & EQUITY	$	**10,554.99**
Balance Sheet Check		-

Bubble Wrapp
Statement of Cash Flow - unaudited
For the period ended 12/31/22

	Current Period	Prior Period
	1/1/2023 to 5/2/2023	1/1/2022 to 12/31/2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	74,430	131,325
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	(48,072)	(96,532)
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(11,700)	-
Credit Cards Payable	(6,522)	-
Total Adjustments	(66,295)	(96,532)
Net Cash Flows From Operating Activities	8,135	34,794
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(7,779)	(7,688)
Net Cash Flows From Investing Activities	(7,779)	(7,688)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt		(21,211)
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	(21,211)
NET INCREASE (DECREASE) IN CASH	356	5,895
CASH - BEGINNING	5,895	-
CASH - ENDING	6,251	5,895

I, Nathan Freehling, certify that:

1. The financial statements of Bubble Wrapp Toys included in this Form are true and complete in all material respects; and
2. The tax return information of Bubble Wrapp Toys included in this Form reflects accurately the information reported on the tax return for Bubble Wrapp Toys for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   _____

Name: Nathan Freehling

Title: Co-CEO, COO